Exhibit 99.2

Financial Report

Results of Operations

Three-month period ended December 31, 2014, compared to the three-month period ended December 31, 2013

During the three-month periods ended December 31, 2014 and 2013, we had an average of 54.2 and 51.6 vessels, respectively, in our fleet. In the three-month period ended December 31, 2014, we accepted delivery of the secondhand containership Lakonia with a TEU capacity of 2,586. In the three-month period ended December 31, 2013, we accepted delivery of the newbuild vessel Vantage with a TEU capacity of 8,827. In the three-month periods ended December 31, 2014 and 2013, our fleet ownership days totaled 4,982 and 4,746 days, respectively. Ownership days, in combination with the level of daily charter hire that our vessels earn under time charters, are the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended December 31,		Change	Percentage Change
	2013	2014

Voyage revenue	$112.5	$120.9	$8.4	7.5%
Voyage expenses	(1.0)	(1.0)	-	-
Voyage expenses – related parties	(0.9)	(0.9)	-	-
Vessels’ operating expenses	(30.1)	(30.5)	0.4	1.3%
General and administrative expenses	(5.2)	(3.2)	(2.0)	(38.5%)
Management fees – related parties	(4.2)	(4.3)	0.1	2.4%
Amortization of dry-docking and special survey costs	(1.9)	(2.2)	0.3	15.8%
Depreciation	(24.8)	(26.9)	2.1	8.5%
Amortization of prepaid lease rentals	-	(1.3)	1.3	100.0%
Foreign exchange gains / (losses)	(0.1)	0.1	0.2	200.0%
Interest income	0.1	0.3	0.2	200.0%
Interest and finance costs	(17.6)	(20.0)	2.4	13.6%
Equity gain / (loss) on investments	0.4	(1.2)	(1.6)	(400.0%)
Other, net	-	0.5	0.5	100.0%
Gain / (Loss) on derivative instruments	(0.3)	0.5	0.8	266.7%
Net Income	$26.9	$30.8

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended December 31,		Change	Percentage Change
	2013	2014

Voyage revenue	$112.5	$120.9	$8.4	7.5%
Accrued charter revenue	4.3	0.8	(3.5)	(81.4%)
Voyage revenue adjusted on a cash basis	$116.8	$121.7	$4.9	4.2%

Vessels operational data	Three-month period ended December 31,			Percentage Change
	2013	2014	Change

Average number of vessels	51.6	54.2	2.6	5.0%
Ownership days	4,746	4,982	236	5.0%
Number of vessels under dry-docking	1	6	5

Voyage Revenue

Voyage revenue increased by 7.5%, or $8.4 million, to $120.9 million during the three-month period ended December 31, 2014, from $112.5 million during the three-month period ended December 31, 2013. This increase was mainly due to: (i) revenue earned by the one and three newbuild vessels delivered to us during the three-month period ended December 31, 2013 and the six-month period ended June 30, 2014, respectively; partly offset by, (ii) decreased charter rates in certain of our vessels during the three-month period ended December 31, 2014, compared to the three-month period ended December 31, 2013, (iii) the increased off hire days during the three-month period ended December 31, 2014 compared to the three-month period ended December 31, 2013 and (iv) revenues not earned by three vessels sold for scrap during the year ended December 31, 2014.

 Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), increased by 4.2%, or $4.9 million, to $121.7 million during the three-month period ended December 31, 2014, from $116.8 million during the three-month period ended December 31, 2013. This increase was mainly due to: (i) revenue earned by the one and three newbuild vessels delivered to us during the three-month period ended December 31, 2013 and the six-month period ended June 30, 2014, respectively; partly offset by, (ii) decreased charter rates in certain of our vessels during the three-month period ended December 31, 2014, compared to the three-month period ended December 31, 2013, (iii) the increased off hire days during the three-month period ended December 31, 2014 compared to the three-month period ended December 31, 2013 and (iv) revenues not earned by three vessels sold for scrap during the year ended December 31, 2014.

Voyage Expenses

Voyage expenses were $1.0 million, during the three-month period ended December 31, 2014, and $1.0 million during the three-month period ended December 31, 2013. Voyage expenses mainly include (i) off-hire expenses of our vessels, mainly related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties

Voyage expenses – related parties in the amount of $0.9 million during the three-month period ended December 31, 2014 and in the amount of $0.9 million during the three-month period ended December 31, 2013, represent fees of 0.75% on voyage revenues charged to us by Costamare Shipping Company S.A. as provided under our group management agreement.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also includes the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, increased by 1.3%, or $0.4 million, to $30.5 million during the three-month period ended December 31, 2014, from $30.1 million during the three-month period ended December 31, 2013. The increase was mainly attributable to the increased ownership days of our vessels during the three-month period ended December 31, 2014, compared to the three-month period ended December 31, 2013.

General and Administrative Expenses

General and administrative expenses decreased by 38.5%, or $2.0 million, to $3.2 million during the three-month period ended December 31, 2014, from $5.2 million during the three-month period ended December 31, 2013.  General and administrative expenses for the three-month periods ended December 31, 2014 and 2013, included $0.25 million in each period for the services of the Company’s officers in aggregate charged to us by Costamare Shipping Company S.A. as provided under our group management agreement.

Management Fees – related parties

Management fees paid to our managers increased by 2.4%, or $0.1 million, to $4.3 million during the three-month period ended December 31, 2014, from $4.2 million during the three-month period ended December 31, 2013. The increase was primarily attributable to: (i) the upward adjustment by 4% of the management fee for each vessel (effective January 1, 2014), as provided under our group management agreement, and (ii) the increased average number of vessels during the three-month period ended December 31, 2014, compared to the three-month period ended December 31, 2013.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $2.2 million for the three-month period ended December 31, 2014 and $1.9 million for the three-month period ended December 31, 2013. During the three-month period ended December 31, 2014, eight vessels (two of which were in progress as at September 30, 2014) completed their respective works. During the three-month period ended December 31, 2013, one vessel underwent and completed her special survey.

Depreciation

Depreciation expense increased by 8.5%, or $2.1 million, to $26.9 million during the three-month period ended December 31, 2014, from $24.8 million during the three-month period ended December 31, 2013. The increase was mainly attributable to the depreciation expense charged for the one newbuild vessel delivered to us during the three-month period ended December 31, 2013 and for the three newbuild vessels delivered to us during the six-month period ended June 30, 2014, partly offset by the depreciation expense not charged for the three vessels sold for scrap during year ended December 31, 2014.

Amortization of Prepaid lease rentals

The amount of $1.3 million relates to the amortization of the prepaid lease rentals during the three-month period ended December 31, 2014.

Interest Income

Interest income for the three-month periods ended December 31, 2014 and 2013, amounted to $0.3 million and $0.1 million, respectively.

Interest and Finance Costs

Interest and finance costs increased by 13.6%, or $2.4 million, to $20.0 million during the three-month period ended December 31, 2014, from $17.6 million during the three-month period ended December 31, 2013. The increase was mainly attributable to the increased interest expense for the loan facilities of the one and three newbuild vessels which were delivered to us during the three-month period ended December 31, 2013 and the six-month period ended June 30, 2014, respectively.

Equity Gain / (Loss) on Investments

The equity gain / (loss) on investments represents our share of the net results of fourteen jointly owned companies pursuant to the Framework Agreement with York. We hold a range of 25% to 49% of the capital stock of these companies. The equity gain / (loss) on investments was $1.2 million (loss) and $0.4 million (gain) for the three-month periods ended December 31, 2014 and 2013, respectively. The difference is mainly attributed to our share of $1.2 million in an unrealized loss deriving from a swap option agreement entered into by a jointly owned company.

Gain / (Loss) on Derivative Instruments

The fair value of our 22 interest rate derivative instruments which were outstanding as of December 31, 2014, equates to the amount that would be paid by us or to us should those instruments be terminated. As of December 31, 2014, the fair value of these 22 interest rate derivative instruments in aggregate amounted to a liability of $73.9 million. The effective portion of the change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”) while the ineffective portion is recorded in the consolidated statements of income. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in the consolidated statement of income.  For the three-month period ended December 31, 2014, a net loss of $5.0 million has been included in OCI and a net gain of $1.0 million has been included in Gain / (Loss) on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the three-month period ended December 31, 2014.

Cash Flows

Three-month periods ended December 31, 2014 and 2013

Condensed cash flows	Three-month period ended December 31,
(Expressed in millions of U.S. dollars)	2013	2014
Net Cash Provided by Operating Activities	$57.8	$62.5
Net Cash Used in Investing Activities	$(107.9)	$(10.1)
Net Cash Provided by / (Used in) Financing Activities	$23.1	$(77.9)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended December 31, 2014, increased by $4.7 million to $62.5 million, compared to $57.8 million for the three-month period ended December 31, 2013.  The increase was primarily attributable to: (a) increased cash from operations of $4.9 million due to cash generated from the employment of the one and three newbuild vessels delivered to us during the three-month period ended December 31, 2013 and the six-month period ended June 30, 2014, respectively, (b) the favorable change in the working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $6.7 million and (c) the decreased payments for interest (including swap payments) during the period of $0.2 million; partly offset by the increased payments for dry-dockings during the period of $5.7 million.

Net Cash Used in Investing Activities

Net cash used in investing activities was $10.1 million in the three-month period ended December 31, 2014, which mainly consisted of: (a) $1.7 million payments (net of $26.3 million we received as dividend distributions) associated with the equity investments pursuant to the Framework Agreement with York, which range from 25% to 49% in jointly-owned companies, and (b) $8.4 million in payments primarily for the acquisition of one secondhand vessel.

Net cash used in investing activities was $107.9 million in the three-month period ended December 31, 2013, which primarily consisted of $108.1 million advance payments for the construction and purchase of three newbuild vessels.

Net Cash Provided By / (Used in) Financing Activities

Net cash used in financing activities was $77.9 million in the three-month period ended December 31, 2014, which mainly consisted of: (a) $46.9 million of indebtedness that we repaid, (b) $3.2 million we repaid relating to our sale and leaseback agreements, (c) $20.9 million we paid for dividends to holders of our common stock for the second quarter of 2014, and (d) $1.0 million we paid for dividends  to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (the “Series B Preferred Stock”) and $2.1 million we paid for dividends to holders of our 8.500% Series C Cumulative Redeemable Perpetual Preferred Stock (the “Series C Preferred Stock”), in both cases for the period from July 15, 2014 to October 14, 2014.

Net cash provided by financing activities was $23.1 million in the three-month period ended December 31, 2013, which mainly consisted of (a) $43.2 million of indebtedness that we repaid, (b) $91.5 million we drew down from two of our credit facilities (c) $20.2 million we paid for dividends to our stockholders for the third quarter of 2013 and (d) $0.7 million we paid for dividends  to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Shares for the period from August 6, 2013 to October 14, 2014.

Results of Operations

Year ended December 31, 2014, compared to the year ended December 31, 2013

During the year ended December 31, 2014 and 2013, we had an average of 54.5 and 49.6 vessels, respectively, in our fleet. In the year ended December 31, 2014, we accepted delivery of the newbuild vessels MSC Azov, MSC Ajaccio and MSC Amalfi with an aggregate TEU capacity of 28,209 and the secondhand vessels Neapolis,Areopolis and Lakonia with an aggregate TEU capacity of 6,705 and we sold the vessels Konstantina, MSC Kyoto and Akritas with an aggregate TEU capacity of 10,379.  Furthermore, pursuant to the Framework Agreement with York, a jointly-owned vessel entity accepted delivery of the secondhand vessel Elafonisos with a TEU capacity of 2,526. In the year ended December 31, 2013 we accepted delivery of the newbuild vessels MSC Athens, MSC Athos, Valor, Value, Valiant, Valence and Vantage with an aggregate TEU capacity of 61,789 and the secondhand vessel Venetiko with a TEU capacity of 5,928 and we sold three vessels, the MSC Washington, MSC Austria and MSC Antwerp with an aggregate TEU capacity of 11,343. In the years ended December 31, 2014 and 2013, our fleet ownership days totaled 19,885 and 18,119 days, respectively. Ownership days, in combination with the level of daily charter hire that our vessels earn under time charters, are the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

	Year ended December 31,			Percentage
(Expressed in millions of U.S. dollars, except percentages)	2013	2014	Change	Change
Voyage revenue	$414.2	$484.0	$69.8	16.9%
Voyage expenses	(3.5)	(3.6)	0.1	2.9%
Voyage expenses – related parties	(3.1)	(3.6)	0.5	16.1%
Vessels operating expenses	(116.0)	(120.8)	4.8	4.1%
General and administrative expenses	(8.5)	(7.7)	(0.8)	(9.4%)
Management fees – related parties	(16.6)	(18.5)	1.9	11.4%
Amortization of dry-docking and special survey costs	(8.1)	(7.8)	(0.3)	(3.7%)
Depreciation	(89.9)	(105.8)	15.9	17.7%
Amortization of prepaid lease rentals	-	(4.0)	4.0	100.0%
Gain on sale / disposal of vessels	0.5	2.5	2.0	400.0%
Interest income	0.6	0.8	0.2	33.3%
Interest and finance costs	(74.5)	(95.6)	21.1	28.3%
Equity gain / (loss) on investments	0.7	(3.4)	(4.1)	(585.7%)
Swaps breakage costs	-	(10.2)	10.2	100.0%
Other	0.8	3.3	2.5	312.5%
Gain on derivative instruments	6.5	5.5	(1.0)	(15.4%)
	$103.1	$115.1

	Year ended December 31,			Percentage
(Expressed in millions of U.S. dollars, except percentages)	2013	2014	Change	Change
Voyage revenue	$414.2	$484.0	$69.8	16.9%
Accrued charter revenue	15.0	7.0	(8.0)	(53.3%)
Voyage revenue adjusted on a cash basis	$429.2	$491.0	$61.8	14.4%

Fleet operational data	Year ended December 31,			Percentage
	2013	2014	Change	Change
Average number of vessels	49.6	54.5	4.9	9.9%
Ownership days	18,119	19,885	1,766	9.7%
Number of vessels under dry-docking	8	11	3

Voyage Revenue

Voyage revenue increased by 16.9%, or $69.8 million, to $484.0 million during the year ended December 31, 2014, from $414.2 million during the year ended December 31, 2013. This increase was mainly attributable to: (i) revenue earned by the seven and three newbuild vessels delivered to us during the year ended December 31, 2013 and the six-month period ended June 30, 2014, respectively; partly offset by (ii) decreased charter rates in certain of our vessels during the year ended December 31, 2014, compared to the year ended December 31, 2013, and (iii) revenues not earned by vessels which were sold for scrap during the year ended December 31, 2013 and the year ended December 31, 2014.

 Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), increased by 14.4%, or $61.8 million, to $491.0 million during the year ended December 31, 2014, from $429.2 million during the year ended December 31, 2013. This increase was mainly attributable to: (i) revenue earned by the seven and three newbuild vessels delivered to us during the year ended December 31, 2013 and the six-month period ended June 30, 2014, respectively; partly offset by (ii) decreased charter rates in certain of our vessels during the year ended December 31, 2014, compared to the year ended December 31, 2013, and (iii) revenues not earned by vessels which were sold for scrap during the year ended December 31, 2013 and the year ended December 31, 2014.

Voyage Expenses

Voyage expenses increased by 2.9%, or $0.1 million, to $3.6 million during the year ended December 31, 2014, from $3.5 million during the year ended December 31, 2013. Voyage expenses mainly include: (i) off-hire expenses of our vessels, mainly related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties

Voyage expenses – related parties increased by 16.1%, or $0.5 million to $3.6 million during the year ended December 31, 2014, from $3.1 million during the year ended December 31, 2013, and represent fees of 0.75% on voyage revenues charged to us by Costamare Shipping Company S.A. as provided under our group management agreement.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also includes the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, increased by 4.1% or $4.8 million to $120.8 million during the year ended December 31, 2014, from $116.0 million during the year ended December 31, 2013. The increase was mainly attributable to the increased ownership days of our fleet during the year ended December 31, 2014, compared to the year ended December 31, 2013.

General and Administrative Expenses

General and administrative expenses decreased by 9.4% or $0.8 million, to $7.7 million during the year ended December 31, 2014, from $8.5 million during the year ended December 31, 2013. General and administrative expenses for the years ended December 31, 2014 and December 31, 2013, include $1.0 million in each period for the services of the Company’s officers in aggregate charged to us by Costamare Shipping Company S.A. as provided under our group management agreement.

Management Fees – related parties

Management fees paid to our managers increased by 11.4%, or $1.9 million, to $18.5 million during the year ended December 31, 2014, from $16.6 million during the year ended December 31, 2013. The increase was primarily attributable to: (i) the annual upward adjustment by 4% of the management fee for each vessel (effective January 1, 2014), as provided under our group management agreement, and (ii) the increased average number of vessels during the year ended December 31, 2014, compared to the year ended December 31, 2013.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs for the year ended December 31, 2014 and 2013 was $7.8 million and $8.1 million, respectively. During the year ended December 31, 2014 and 2013, eleven and eight vessels, respectively, underwent and completed their special survey.

Depreciation

Depreciation expense increased by 17.7%, or $15.9 million, to $105.8 million during the year ended December 31, 2014, from $89.9 million during the year ended December 31, 2013. The increase was mainly attributable to the depreciation expense charged for the seven newbuild vessels delivered to us during the year ended December 31, 2013 and for the three newbuild vessels delivered to us during the six-month period ended June 30, 2014, partly offset by the depreciation expense not charged for the three and three vessels sold for scrap during the year ended December 31, 2013 and 2014, respectively.

Amortization of Prepaid lease rentals

The amount of $4.0 million relates to the amortization of the prepaid lease rentals during the year ended December 31, 2014.

Gain on Sale / Disposal of Vessels

During the year ended December 31, 2014, we recorded a net gain of $2.5 million from the sale of three vessels. During the year ended December 31, 2013, we recorded a net gain of $0.5 million from the sale of three vessels.

Interest Income

During the year ended December 31, 2014 and 2013, interest income was $0.8 million and $0.6 million, respectively.

Interest and Finance Costs

Interest and finance costs increased by 28.3%, or $21.1 million, to $95.6 million during the year ended December 31, 2014, from $74.5 million during the year ended December 31, 2013. The increase was mainly attributable to the increased interest expense charged to the consolidated statement of income in relation with the loan facilities of the seven and three newbuild vessels which were delivered to us during the year ended December 31, 2013 and the six-month period ended June 30, 2014, respectively and the write-off of deferred finance costs due to the refinancing of one of our bank loans; partly offset by the decreased loan commitment fees charged to us during the year ended December 31, 2014, compared to the year ended December 31, 2013.

Equity gain / (loss) on Investments

The equity gain / (loss) on investments represents our share of the net results of fourteen jointly owned companies pursuant to the Framework Agreement with York. We hold a range of 25% to 49% of the capital stock of each company. The equity gain / (loss) on investments was $3.4 million (loss) and $0.7 million (gain) for the years ended December 31, 2014 and 2013, respectively. The difference is mainly attributable to our share of $6.1 million in an unrealized loss deriving from a swap option agreement entered into by a jointly owned company.

Gain on Derivative Instruments

The fair value of our 22 interest rate derivative instruments which were outstanding as of December 31, 2014, equates to the amount that would be paid by us or to us should those instruments be terminated. As of December 31, 2014, the fair value of these 22 interest rate derivative instruments in aggregate amounted to a liability of $73.9 million. The effective portion of the change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”) while the ineffective portion is recorded in the consolidated statement of income. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in the consolidated statement of income. For the year ended December 31, 2014, a net gain of $22.6 million has been included in OCI and a net gain of $6.7 million has been included in Gain on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the year ended December 31, 2014.

Cash Flows

Year ended December 31, 2014 and 2013

Condensed cash flows	Year ended December 31,
(Expressed in millions of U.S. dollars)	2013	2014
Net Cash Provided by Operating Activities	$186.7	$243.3
Net Cash Used in Investing Activities	$(621.1)	$(119.3)
Net Cash Provided by / (Used in) Financing Activities	$260.4	$(104.3)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities increased by $56.6 million to $243.3 million for the year ended December 31, 2014, compared to $186.7 million for the year ended December 31, 2013. The increase was primarily attributable to: (a) increased cash from operations of $61.8 million due to cash generated from the charters of the seven and three newbuild vessels delivered to us during the year ended December 31, 2013 and the six-month period ended June 30, 2014, respectively and (b) a favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $29.3 million; partly offset by increased dry-docking payments of $4.0 million and increased payments for interest (including swap payments) of $12.9 million.

Net Cash Used in Investing Activities

Net cash used in investing activities was $119.3 million in the year ended December 31, 2014, which consisted of: (a) $59.1 million for capitalized costs and advance payments for the construction and delivery of three newbuild vessels, (b) $29.0 million in payments primarily for the acquisition of three secondhand vessels, (c) $53.3 million (net of $31.8 million we received as dividend distributions) in payments, pursuant to the Framework Agreement with York, to hold an equity interest ranging from 25% to 49% in jointly-owned companies and (d) $22.1 million we received from the sale for scrap of Konstantina, MSC Kyoto and Akritas.

Net cash used in investing activities was $621.1 million in the year ended December 31, 2013, which consisted primarily of (a) $590.4 million advance payments for the construction and purchase of ten newbuild vessels, (b) $51.9 million in payments for the acquisition of four secondhand vessels, (c) $8.7 million in payments, pursuant to the Framework Agreement with York, to hold a minority equity interest in jointly-owned companies, (d) $13.9 million net proceeds we received from the sale for scrap of MSC Antwerp and MSC Austria (including $0.6 million in payments for expenses related to the sale of MSC Washington) and (e) $16.0 million we received, pursuant to the Framework Agreement with York, for York’s 51% equity interest in the ship-owning companies of the vessels Petalidi, Ensenada Express and X-Press Padma and for initial working capital for such ship-owning companies.

Net Cash Provided By / (Used in) Financing Activities

Net cash used in financing activities was $104.3 million in the year ended December 31, 2014, which mainly consisted of: (a) $356.6 million of indebtedness that we repaid, (b) $9.0 million we drew down from one of our credit facilities, (c) $256.7 million we received regarding the sale and leaseback transaction concluded for the three newbuild vessels, (d) $9.6 million we repaid regarding our sale and leaseback agreements, (e) $83.0 million we paid for dividends to holders of our common stock for the fourth quarter of 2013, the first quarter of 2014, the second quarter of 2014 and the third quarter of 2014, (f) $3.8 million we paid for dividends  to holders of our Series B Preferred Stock for the period from October 15, 2013 to October 14, 2014, and $6.2 million we paid for dividends to holders of our Series C Preferred Stock for the period from the original issuance of the Series C preferred Stock on January 21, 2014 to October 14, 2014, and (g) $96.5 million net proceeds we received from our public offering in January 2014 of 4.0 million shares of our Series C Preferred Stock, net of underwriting discounts and expenses incurred in the offering.

 Net cash provided by financing activities was $260.4 million in the year ended December 31, 2013, which mainly consisted of (a) $163.7 million of indebtedness that we repaid, (b) $469.4 million we drew down from four of our credit facilities, (c) $80.8 million we paid for dividends to our stockholders for the fourth quarter of the year ended December 31, 2012, and the first, second and third quarters of 2013, (d) $48.0 million net proceeds we received from our public offering in August 2013 of 2.0 million shares of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Shares, net of underwriting discounts and expenses incurred in the offering and (e) $0.7 million we paid for dividends to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Shares for the period from August 6, 2013 to October 14, 2013.

Liquidity and Capital Expenditures

Cash and cash equivalents

As of December 31, 2014, we had a total cash liquidity of $177.2 million, consisting of cash, cash equivalents and restricted cash.

Debt-free vessels

As of February 4, 2015, the following vessels were free of debt.

Unencumbered Vessels in the water(*)
(refer to fleet list for full charter details)

Vessel Name	Year Built	TEU Capacity
NAVARINO	2010	8,531
VENETIKO	2003	5,928
LAKONIA	2004	2,586
AREOPOLIS	2000	2,474
MESSINI	1997	2,458
NEAPOLIS	2000	1,645

(*) Does not include one secondhand vessel acquired and four newbuild vessels ordered pursuant to the Framework Agreement with York, which are also free of debt.

Capital commitments

As of February 4, 2015, we had outstanding commitments relating to our nine contracted newbuilds aggregating approximately $286.5 million payable in installments until the vessels are delivered, out of which $189.8 million will be funded through the recently agreed sale and leaseback transaction. The amounts represent our interest in the relevant jointly-owned entities with York.

Conference Call details:

On Thursday, February 5, 2015, at 8:30 a.m. ET, Costamare’s management team will hold a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-866-524-3160 (from the US), 0808 238 9064 (from the UK) or +1-412-317-6760 (from outside the US). Please quote "Costamare".

A replay of the conference call will be available until March 5, 2015. The United States replay number is +1-877-344-7529; the standard international replay number is +1-412-317-0088, and the access code required for the replay is:10059944.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com) under the “Investors” section. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 41 years of history in the international shipping industry and a fleet of 68 containerships, with a total capacity of approximately 447,000 TEU, including nine newbuild containerships on order. Thirteen of our containerships, including nine newbuilds, have been acquired pursuant to the Framework Agreement with York Capital Management by vessel-owning joint venture entities in which we hold a minority equity interest. The Company’s common stock, Series B Preferred Stock and Series C Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B” and “CMRE PR C”, respectively.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Contacts:

Company Contact:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0050
Email: ir@costamare.com

Investor Relations Advisor/ Media Contact:
Gus Okwu
Allison+Partners, New York
Telephone: (+1) 646-428-0638
Email: costamare@allisonpr.com

Fleet List

The tables below provide additional information, as of February 4, 2015, about our fleet of containerships, including our newbuilds on order and the vessels acquired pursuant to the Framework Agreement with York. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Time Charter Term(1)	Current Daily Charter Rate (U.S. dollars)	Expiration of Charter(1)	Average Daily Charter Rate Until Earliest Expiry of Charter (U.S. dollars)(2)
1	COSCO GUANGZHOU	COSCO	2006	9,469	12 years	36,400	December 2017	36,400
2	COSCO NINGBO	COSCO	2006	9,469	12 years	36,400	January 2018	36,400
3	COSCO YANTIAN	COSCO	2006	9,469	12 years	36,400	February 2018	36,400
4	COSCO BEIJING	COSCO	2006	9,469	12 years	36,400	April 2018	36,400
5	COSCO HELLAS	COSCO	2006	9,469	12 years	37,519	May 2018	37,519
6	MSC AZOV	MSC	2014	9,403	10 years	43,000	November 2023	43,000
7	MSC AJACCIO	MSC	2014	9,403	10 years	43,000	February 2024	43,000
8	MSC AMALFI	MSC	2014	9,403	10 years	43,000	March 2024	43,000
9	MSC ATHENS	MSC	2013	8,827	10 years	42,000	January 2023	42,000
10	MSC ATHOS	MSC	2013	8,827	10 years	42,000	February 2023	42,000
11	VALOR	Evergreen	2013	8,827	7.0years(i)	41,700	April 2020(i)	41,700
12	VALUE	Evergreen	2013	8,827	7.0 years(i)	41,700	April 2020(i)	41,700
13	VALIANT	Evergreen	2013	8,827	7.0 years(i)	41,700	June 2020(i)	41,700
14	VALENCE	Evergreen	2013	8,827	7.0 years(i)	41,700	July 2020(i)	41,700
15	VANTAGE	Evergreen	2013	8,827	7.0 years(i)	41,700	September 2020(i)	41,700
16	NAVARINO	MSC	2010	8,531	1.5 years		September 2015
17	MAERSK KAWASAKI(ii)	A.P. Moller-Maersk	1997	7,403	10 years	37,000	December 2017	37,000
18	MAERSK KURE(ii)	A.P. Moller-Maersk	1996	7,403	10 years	37,000	December 2017	37,000
19	MAERSK KOKURA(ii)	A.P. Moller-Maersk	1997	7,403	10 years	37,000	February 2018	37,000
20	MSC METHONI	MSC	2003	6,724	10 years	29,000	September 2021	29,000
21	SEALAND NEW YORK	A.P. Moller-Maersk	2000	6,648	11 years	26,100	March 2018	26,100
22	MAERSK KOBE	A.P. Moller-Maersk	2000	6,648	11 years	26,100	May 2018	26,100
23	SEALAND WASHINGTON	A.P. Moller-Maersk	2000	6,648	11 years	26,100	June 2018	26,100
24	SEALAND MICHIGAN	A.P. Moller-Maersk	2000	6,648	11 years	26,100	August 2018	26,100
25	SEALAND ILLINOIS	A.P. Moller-Maersk	2000	6,648	11 years	26,100	October 2018	26,100
26	MAERSK KOLKATA	A.P. Moller-Maersk	2003	6,644	11 years	38,865(3)	November 2019	28,611
27	MAERSK KINGSTON	A.P. Moller-Maersk	2003	6,644	11 years	38,461(4)	February 2020	29,100
28	MAERSK KALAMATA	A.P. Moller-Maersk	2003	6,644	11 years	38,418(5)	April 2020	29,306
29	VENETIKO	PIL	2003	5,928	2.0 years	12,250	March 2015	12,250
30	ENSENADA EXPRESS(*)	Hapag Lloyd	2001	5,576	2.0 years	19,000	May 2015	19,000
31	MSC ROMANOS	MSC	2003	5,050	5.3 years	28,000	November 2016	28,000
32	ZIM NEW YORK	ZIM	2002	4,992	13 years	13,464(6)	September 2015(6)	13,670
33	ZIM SHANGHAI	ZIM	2002	4,992	13 years	13,464 (6)	September 2015(6)	13,670
34	ZIM PIRAEUS	ZIM	2004	4,992	10 years	13,064 (6)	September 2015(6)	13,270
35	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	8.0 years	30,500	September 2016	30,500
36	HALIFAX EXPRESS	Hapag Lloyd	2000	4,890	8.0 years	30,500	October 2016	30,500
37	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	8.0 years	30,500	July 2016	30,500
38	MSC MANDRAKI	MSC	1988	4,828	7.8 years	20,000	August 2017	20,000
39	MSC MYKONOS	MSC	1988	4,828	8.2 years	20,000	September 2017	20,000
40	MSC ULSAN	MSC	2002	4,132	5.3 years	16,500	March 2017	16,500
41	MSC KORONI	MSC	1998	3,842	9.5 years	13,500(7)	September 2018	13,500
42	MSC ITEA	MSC	1998	3,842	1.0 years	7,300	June 2015	7,300
43	KARMEN	Evergreen	1991	3,351	0.8 years	7,500	May 2015	7,500
44	MARINA	Evergreen	1992	3,351	2.5 years	7,000	April 2015	7,000
45	MSC CHALLENGER	MSC	1986	2,633	4.8 years	10,000	July 2015	10,000
46	LAKONIA	Evergreen	2004	2,586	2.0 years	8,600	February 2017	8,600
47	ELAFONISOS(*)	A.P. Moller-Maersk	1999	2,526	0.3 years	6,250	March 2015(iii)	6,250
48	AREOPOLIS	Evergreen	2000	2,474	0.3 years	7,200	March 2015	7,200
49	MESSINI	Evergreen	1997	2,458	2.5 years	7,500	March 2015	7,500
50	MSC REUNION	MSC	1992	2,024	8.0 years	7,600	July 2016	7,600
51	MSC NAMIBIA II	MSC	1991	2,023	8.8 years	7,600	July 2016	7,600
52	MSC SIERRA II	MSC	1991	2,023	7.7 years	7,600	June 2016	7,600
53	MSC PYLOS	MSC	1991	2,020	5.0 years	7,600	January 2016	7,600
54	X-PRESS PADMA(*)	Sea Consortium	1998	1,645	2.0 years	8,225	June 2015	8,225
55	NEAPOLIS	Yang Ming	2000	1,645	0.4 years	8,000	March 2015	8,000
56	PROSPER	Sea Consortium	1996	1,504	0.4 years	7,350	March 2015	7,350
57	ZAGORA	MSC	1995	1,162	3.7 years	6,200	April 2015	6,200
58	PETALIDI(*)	CMA CGM	1994	1,162	2.0 years	6,800	August 2015	6,800
59	STADT LUEBECK	CMA CGM	2001	1.078	2.7 years	6,400	June 2015	6,400

Newbuilds

	Vessel Name	Shipyard	Charterer	Expected Delivery (based on latest shipyard schedule)
1	NCP0113(*)	Hanjin Subic Bay		4th Quarter 2015
2	NCP0114(*)	Hanjin Subic Bay		1st Quarter 2016
3	NCP0115(*)	Hanjin Subic Bay		2nd Quarter 2016
4	NCP0116(*)	Hanjin Subic Bay		2nd Quarter 2016
5	S2121(*)	Samsung Heavy	Evergreen	2nd Quarter 2016
6	S2122(*)	Samsung Heavy	Evergreen	2nd Quarter 2016
7	S2123(*)	Samsung Heavy	Evergreen	3rd Quarter 2016
8	S2124(*)	Samsung Heavy	Evergreen	3rd Quarter 2016
9	S2125(*)	Samsung Heavy	Evergreen	3rd Quarter 2016

Our newbuilds on order have an aggregate capacity in excess of 115,000 TEU.

(1)	Charter terms and expiration dates are based on the earliest date charters could expire. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.
(2)
This average rate is calculated based on contracted charter rates for the days remaining between February  4, 2015 and the earliest expiration of each charter. Certain of our charter rates change until their earliest expiration dates, as indicated in the footnotes below.

(3)	This charter rate changes on January 13, 2016 to $26,100 per day until the earliest redelivery date.
(4)	This charter rate changes on April 28, 2016 to $26,100 per day until the earliest redelivery date.
(5)	This charter rate changes on June 11, 2016 to $26,100 per day until the earliest redelivery date.
(6)
Zim finalized the terms of its comprehensive financial restructuring plan with its shareholders and its creditors, including vessel and container lenders, shipowners, shipyards, unsecured lenders and bond holders. The amounts in the table reflect the current charter terms, giving effect to our agreement with Zim under the restructuring plan. Based on this agreement, we have been granted charter extensions and have been issued equity securities representing 1.2% of Zim’s equity and approximately $8.2 million in interest bearing notes maturing in 2023. The Company will have the option to extend the charters for two of the three vessels chartered to Zim for successive one year periods at market rate plus $1,100 per day per vessel while the notes remain outstanding.

(7)
As from December 1, 2012 until redelivery, the charter rate is to be a minimum of $13,500 per day plus 50% of the difference between the market rate and the charter rate of $13,500. The market rate is to be determined annually based on the Hamburg ConTex type 3500 TEU index published on October 1 of each year until redelivery.

(i)	Assumes exercise of owner’s unilateral options to extend the charter of these vessels for two one year periods at the same charter rate. The charterer also has corresponding options to unilaterally extend the charter for the same periods at the same charter rate.
(ii)	The charterer has a unilateral option to extend the charter of the vessel for two periods of 30 months each +/-90 days on the final period performed, at a rate of $41,700 per day.
(iii)	The charterer has a unilateral option to extend the charter of the vessel for a period of 6 months at a rate of $7,000 per day.
(*)	Denotes vessels acquired pursuant to the Framework Agreement with York. The Company holds an equity interest ranging between 25% and 49% in each of the vessel-owning entities.

COSTAMARE INC.
Consolidated Statements of Income

	Year ended December 31,		Three-months ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2013	2014	2013	2014

REVENUES:
Voyage revenue	$414,249	$483,995	$112,549	$120,866

EXPENSES:
Voyage expenses	(3,484)	(3,608)	(964)	(1,018)
Voyage expenses – related parties	(3,139)	(3,629)	(856)	(905)
Vessels' operating expenses	(115,998)	(120,815)	(30,094)	(30,423)
General and administrative expenses	(8,517)	(7,708)	(5,234)	(3,203)
Management fees - related parties	(16,580)	(18,469)	(4,277)	(4,270)
Amortization of dry-docking and special survey costs	(8,084)	(7,814)	(1,949)	(2,238)
Depreciation	(89,958)	(105,787)	(24,800)	(26,942)
Amortization of prepaid lease rentals	-	(4,024)	-	(1,256)
Gain on sale / disposals of vessels	518	2,543	-	-
Foreign exchange gains / (losses)	8	7	(110)	80
Operating income	$169,015	$214,691	$44,265	$50,691

OTHER INCOME / (EXPENSES):
Interest income	$543	$815	$95	$284
Interest and finance costs	(74,533)	(95,562)	(17,610)	(19,961)
Swaps breakage costs	-	(10,192)	-	-
Equity gain / (loss) on investments	692	(3,428)	397	(1,191)
Other	822	3,294	(22)	451
Gain / (Loss) on derivative instruments	6,548	5,469	(273)	526
Total other income / (expenses)	$(65,928)	$(99,604)	$(17,413)	$(19,891)
Net Income	$103,087	$115,087	$26,852	$30,800
Earnings allocated to Preferred Stock	(1,536)	(11,909)	(951)	(3,078)
Net Income available to common stockholders	$101,551	$103,178	$25,901	$27,722

Earnings per common share, basic and diluted	$1.36	$1.38	$0.35	$0.37
Weighted average number of shares, basic and diluted	74,800,000	74,800,000	74,800,000	74,800,000

COSTAMARE INC.
Consolidated Balance Sheets

	As of December 31,	As of December 31,
(Expressed in thousands of U.S. dollars)	2013	2014

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$93,379	$113,089
Restricted cash	9,067	14,264
Accounts receivable	16,145	2,365
Inventories	11,005	11,565
Due from related parties	2,679	4,447
Insurance claims receivable	1,429	1,759
Prepaid lease rentals	-	4,982
Accrued charter revenue	409	511
Prepayments and other	2,450	4,993
Total current assets	$136,563	$157,975
FIXED ASSETS, NET:
Advances for vessels acquisitions	$240,871	$-
Finance lease – Asset	-	250,547
Vessels, net	2,187,388	2,098,820
Total fixed assets, net	$2,428,259	$2,349,367
NON-CURRENT ASSETS:
Investment in affiliates	$23,732	$73,579
Prepaid lease rentals, non-current	-	40,811
Deferred charges, net	29,864	28,675
Accounts receivable, non-current	7,334	1,425
Restricted cash	49,826	49,818
Accrued charter revenue	10,264	1,025
Other non-current assets	-	12,065
Total assets	$2,685,842	$2,714,740
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$206,717	$192,951
Accounts payable	5,814	6,296
Finance lease – obligation	-	13,508
Accrued liabilities	14,386	19,119
Unearned revenue	9,601	12,929
Fair value of derivatives	55,322	43,287
Other current liabilities	3,140	2,286
Total current liabilities	$294,980	$290,376
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$1,660,859	$1,326,990
Finance lease – obligation, net of current portion	-	233,625
Fair value of derivatives, net of current portion	47,890	31,653
Unearned revenue, net of current portion	25,164	29,454
Total non-current liabilities	$1,733,913	$1,621,722
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS’ EQUITY:
Preferred stock	$-	$-
Common stock	8	8
Additional paid-in capital	762,142	858,665
Retained earnings / (Accumulated deficit)	(20,047)	103
Accumulated other comprehensive loss	(85,154)	(56,134)
Total stockholders’ equity	$656,949	$802,642
Total liabilities and stockholders’ equity	$2,685,842	$2,714,740

Financial Summary

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data):	2013	2014	2013	2014

Voyage revenue	$414,249	$483,995	$112,549	$120,866
Accrued charter revenue (1)	$14,976	$7,023	$4,303	$782
Voyage revenue adjusted on a cash basis (2)	$429,225	$491,018	$116,852	$121,648

Adjusted EBITDA (3)	$282,414	$343,195	$75,692	$82,734

Adjusted Net Income available to common stockholders (3)	$108,846	$122,938	$30,477	$30,799
Weighted Average number of shares	74,800,000	74,800,000	74,800,000	74,800,000
Adjusted Earnings per share (3)	$1.46	$1.64	$0.41	$0.41

EBITDA (3)	$275,119	$327,459	$71,116	$80,913
Net Income	$103,087	$115,087	$26,852	$30,800
Net Income available to common stockholders	$101,551	$103,178	$25,901	$27,722
Weighted Average number of shares	74,800,000	74,800,000	74,800,000	74,800,000
Earnings per share	$1.36	$1.38	$0.35	$0.37

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis.  In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period, and during the last years of such charter cash received will exceed revenue recognized on a straight line basis.
(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates.  The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” below.
(3) Adjusted net income available to common stockholders, adjusted earnings per share, EBITDA and adjusted EBITDA are non-GAAP measures. Refer to the reconciliation of net income to adjusted net income and net income available to common stockholders to EBITDA and adjusted EBITDA below.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the years and three-month periods ended December 31, 2014 and 2013. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders, (iii) Adjusted Earnings per share, (iv) EBITDA and (v) Adjusted EBITDA.

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2013	2014	2013	2014

Net Income	$103,087	$115,087	$26,852	$30,800
Earnings allocated to Preferred Stock	(1,536)	(11,909)	(951)	(3,078)
Net Income available to common stockholders	101,551	103,178	25,901	27,722
Accrued charter revenue	14,976	7,023	4,303	782
Gain on sale/disposal of vessels	(518)	(2,543)	-	-
Swaps breakage costs	-	10,192	-	-
Unrealized loss from swap option agreement held by a jointly owned company with York included in equity loss on investments	-	6,082	-	1,177
Amortization of prepaid lease rentals	-	4,024	-	1,256
Realized (Gain) / Loss on Euro/USD forward contracts	(615)	451	-	388
Gain / (Loss) on derivative instruments	(6,548)	(5,469)	273	(526)
Adjusted Net income available to common stockholders	$108,846	$122,938	$30,477	$30,799
Adjusted Earnings per Share	$1.46	$1.64	$0.41	$0.41
Weighted average number of shares	74,800,000	74,800,000	74,800,000	74,800,000

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent net income before earnings allocated to preferred stock, non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, gain / (loss) on sale / disposals of vessels, realized (gain) /loss on Euro/USD forward contracts, swaps breakage costs, unrealized loss from a swap option agreement held by a jointly owned company with York, which is included in equity loss on investments, amortization of prepaid lease rentals and non-cash changes in fair value of derivatives.   “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars)	2013	2014	2013	2014

Net Income	$103,087	$115,087	$26,852	$30,800
Interest and finance costs	74,533	95,562	17,610	19,961
Interest income	(543)	(815)	(95)	(284)
Depreciation	89,958	105,787	24,800	26,942
Amortization of prepaid lease rentals	-	4,024	-	1,256
Amortization of dry-docking and special survey costs	8,084	7,814	1,949	2,238
EBITDA	275,119	327,459	71,116	80,913
Accrued charter revenue	14,976	7,023	4,303	782
Gain on sale / disposal of vessels (1)	(518)	(2,543)	-	-
Swaps breakage costs	-	10,192	-	-
Unrealized loss from swap option agreement held by a jointly owned company with York included in equity loss on investments	-	6,082	-	1,177
Realized (Gain) / Loss on Euro / USD forward contracts	(615)	451	-	388
Gain / (Loss) on derivative instruments	(6,548)	(5,469)	273	(526)
Adjusted EBITDA	$282,414	$343,195	$75,692	$82,734

EBITDA represents net income before interest and finance costs, interest income, amortization of prepaid lease rentals, depreciation and amortization of deferred dry-docking and special survey costs. Adjusted EBITDA represents net income before interest and finance costs, interest income, amortization of prepaid lease rentals, depreciation, amortization of deferred dry-docking and special survey costs, non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, gain/ (loss) on sale / disposals of vessels, realized gain / (loss) on Euro / USD forward contracts, swaps breakage costs, unrealized loss from swap option agreement held by a jointly owned company with York, which is  included in equity loss on investments, and non-cash changes in fair value of derivatives. “Accrued charter revenue” is attributed to the time difference between the revenue recognition and the cash collection. However, EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP. We believe that the presentation of EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that EBITDA and Adjusted EBITDA are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that EBITDA and Adjusted EBITDA are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of EBITDA and Adjusted EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to net income. Charges negatively impacting net income are reflected as increases to net income.